News Release
AMEX, TSX Symbol: NG

U.S. Federal Court Orders Hearing for NovaGold’s Claim of
U.S. Securities Laws Violations by Barrick

August 29, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (TSX, AMEX: NG) announced today that the United States District Court for the District of Alaska has ordered a day-long preliminary injunction hearing for September 6, 2006. At that hearing, the Court will hear evidence concerning whether Barrick Gold Corporation (TSX, NYSE: ABX) (“Barrick”) has made misrepresentations in its public statements in connection with its hostile take-over bid for NovaGold, including statements about its ability to satisfy the back-in requirements of the Mining Venture Agreement governing NovaGold’s 70%-owned Donlin Creek project.

U.S. District Court Judge Timothy M. Burgess yesterday ordered the full hearing to proceed, after counsel for both NovaGold and Barrick presented their arguments. He rejected Barrick’s position that such an extraordinary hearing was not needed or appropriate.

The September 6 hearing will include witness testimony. Judge Burgess indicated that he would expect to decide whether to grant a preliminary injunction before the September 15, 2006 expiry date of Barrick’s hostile take-over bid for all of the common shares of NovaGold.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick has violated U.S. Securities Laws by making material misstatements in documents related to its hostile take-over bid for NovaGold. Details on the lawsuit can be found in the August 25th news release on NovaGold’s website at www.novagold.net.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information and Where To Find It

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future developments in or the outcome of NovaGold's litigation with Barrick and Barrick's tender offer for all of the outstanding shares of NovaGold's capital stock, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick's management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading "Caution Regarding Forward-Looking Statements" in NovaGold's Directors' Circular and under the heading "Risk Factors" and elsewhere in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Contacts

Investors:

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Greg Johnson
Vice President, Corporate Communications
and Strategic Development
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449